Market Commentary

December 8, 2023

Broad equity indices recouped much of the losses from the prior three months in November as investors once again bet the Fed was done hiking interest rates and would begin cutting in 2024. Easing inflation, slowing job growth, and another Fed "pause" prompted a 54 basis-point drop in the 10-year Treasury yield in November, with the Bloomberg U.S. Aggregate Bond Index producing its highest one-month return (+4.53 percent) since 1982. The S&P 500 Index posted its best November return since 2020, when Pfizer released positive test results for its Covid-19 vaccine candidate, and its second-best since 1980. Predictably, rate-sensitive sectors led the November rally, with every GICS sector in the S&P 500 except energy generating a positive one-month return.

The equity market will likely remain in a trading range following the big November move. We see calendar fourth-quarter earnings reports and 2024 guidance as the next hurdle for stocks, with forward earnings probably still too aggressive. As for portfolio positioning, we remain overweight technology "winners" but see a potential to take near-term profits in some stocks. We are also incrementally more positive on the transportation sector (excluding airlines) as the "freight recession" is far along, with inventory destocking in the late innings. Finally, we are cautiously positioned in consumer cyclicals, as dwindling excess savings, deteriorating credit, and slower job/wage growth will pressure spending.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

Why the Federal Reserve should cut interest rates

March 21, 2023

Too much fiscal stimulus ($6.3 trillion) combined with widespread global lockdowns disrupted the fragile economic balance. Too much stimulus hampered a recovery by reducing the percentage of the population willing/needing to work which fueled labor shortage induced inflation.

A fiscal solution was needed to solve this core source of supply-shortage-related inflation. Specifically, legislation that focused on incentivizing people to work and for businesses to hire those that have been out of the workforce.

In the absence of a fiscal solution, the Federal Reserve took it upon itself to attack inflation. However, the Fed uses monetary tools geared toward impacting the demand side of inflation.

Unfortunately, the Federal Reserve was the last to recognize inflation was more than just transitory. So instead of raising rates slowly and ceasing printing trillions of dollars when the economy first reopened, the Fed didn't begin raising rates until a year ago after year-over-year inflation had surpassed 7%.

– *View the Full Article*

The Case for Dividend Growth Investing

Until recently, dividend-based strategies have lagged the market for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe. Going forward, we believe there are several catalysts for sustained outperformance of dividend-paying stocks. Short term catalysts include continued market volatility and the risk of a recession. Long-term catalysts likely include more subdued market returns given the probability of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation.

- *Case for Dividend Growth Investing Presentation*

2023 Capital Gains Distribution Estimates

Click here for 2023 capital gain distribution estimates . Contact your tax advisor regarding the use of this information. Please contact an investor services representative at 800-332-5580 or *info@sitinvest.com* if any questions.

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The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.